

13030252

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish + Elish, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E. Pike St
(No. and Street)

Canonsburg PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter M. Elish 724-745-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratowski + Co PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike Bridgeville PA 15017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/1/13

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc, as of February 20, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phillip A. Trozzi, Notary Public
Canonsburg Boro, Washington County
My Commission Expires June 2, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2012

D A M R A T O S K I

Elish & Elish, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2012

Elish & Elish, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2012

	Page:
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information:	
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and Exchange Act of 1934	10
Computations of Net Capital and Aggregate Indebtedness	11
Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)	12
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming an Exemption From SEC Rule 15c3-3	13



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors
Elish & Elish, Inc.
Canonsburg, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (the Company) as of December 31, 2012 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Damratoski & Company PC
Certified Public Accountants

February 8, 2013

Financial Statements

Elish & Elish, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Current Assets:		
Cash and cash equivalents	$	2,837
Receivable from clearing organization		24,712
Deposit with clearing organization		25,000
Receivable from brokers or dealers - others		14,359
Total Current Assets		66,908
Equipment and Fixtures:		
Office furniture and equipment		42,653
Less accumulated depreciation		42,338
		315
	$	67,223

See Notes to Financial Statements.

Liabilities and Stockholder's Equity

Current Liabilities:		
Trade accounts payable	$	15,430
Payable to brokers or dealers - clearing account		2,500
Accrued payroll and related withholdings		983
Total Current Liabilities		18,913
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 25,000 issued, 20,000 outstanding		25,000
Additional paid-in capital		118,268
Accumulated deficit		(89,958)
		53,310
Less treasury stock - 5,000 shares at cost		5,000
		48,310
	$	67,223

Elish & Elish, Inc.

Statement of Operations

Year Ended
December 31, 2012

Revenues:	
Commission revenues	$ 146,310
Other revenues	90,742
Advisory fee income	29,144
Other miscellaneous income	7,925
	274,121
Operating Expenses:	
Advertising and promotion	3,535
Broker commissions	144,510
Business gifts and donations	4,956
Clearinghouse fees	34,345
Depreciation expense	210
Dues and registration	6,863
Insurance - business and general liability	1,459
Bank fees	142
Office maintenance	2,494
Meals and entertainment	2,594
Office supplies	3,567
Payroll	3,100
Postage and freight	506
Printing	1,026
Professional services	9,702
Publications and subscriptions	2,564
Rental expense	3,295
Salary	36,964
Telephone and internet	3,270
Travel and lodging	841
Continuing education	(166)
Other taxes	250
Utilities	862
Vehicle operating expenses	3,187
	270,076
Net Earnings	$ 4,045

See Notes to Financial Statements.

Elish & Elish, Inc.

Statement of Changes
in Stockholder's Equity

December 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balance, December 31, 2011	$ 25,000	$ 93,268	$ (94,003)	$ (5,000)	$ 19,265
Net Earnings	-	-	4,045	-	4,045
Capital Contributed	-	25,000	-	-	25,000
Balance, December 31, 2012	$ 25,000	$ 118,268	$ (89,958)	$ (5,000)	$ 48,310

See Notes to Financial Statements.

Elish & Elish, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended
December 31, 2012

Balance, December 31, 2011	$	10,000
Decrease in Subordinated Loans		(10,000)
Balance, December 31, 2012	$	-

See Notes to Financial Statements.

Elish & Elish, Inc.

Statement of Cash Flows

Year Ended
December 31, 2012

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:	
Net earnings	$ 4,045
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	210
(Increase) decrease in:	
Receivable from clearing organization	(24,712)
Receivable from brokers or dealers - other	15,222
Increase (decrease) in:	
Payable to brokers or dealers - clearing account	2,500
Trade accounts payable	(6,114)
Accrued expenses	392
Net cash used by operating activities	(8,457)
Cash flows from investing activities:	
Deposit with clearing organization	(15,000)
Net cash used by investing activities	(15,000)
Cash flows from financing activities:	
Repayment of subordinated loan	(10,000)
Capital contributed by shareholder	25,000
Net cash provided by financing activities	15,000
Net Decrease in Cash and Cash Equivalents	(8,457)
Cash and Cash Equivalents, beginning of year	11,294
Cash and Cash Equivalents, end of year	$ 2,837

See Notes to Financial Statements.

A. Organization

Elish & Elish, Inc. (Company) was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a trade date basis.

Fully Disclosed Basis. The Company is associated with COR Clearing (formerly Legent Clearing) (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2012.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

B. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation. Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $3,535 for the year ended December 31, 2012.

S Corporation - Income Tax Status. The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation effective May 22, 1989. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements for the year ended December 31, 2012.

Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for 2012, 2011, 2010 and 2009 are subject to possible federal and state examination, generally for three years after filed.

Date of Management's Review. The Company has evaluated subsequent events through February 8, 2013, which is the date the financial statements were available to be issued.

C. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2012, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (SEC Rule 15c3-1), which requires the Company to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2012, the Company had net capital of $37,516, and a net capital ratio (aggregate indebtedness divided by net capital) of .50 to 1.

D. Net Capital Requirements (Continued)

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2012, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Lease Commitments

The Company leases office space from a partnership owned in part by the Company's sole shareholder under a month-to-month operating lease. Monthly lease payments are fixed at $275 per month and rent expense amounted to $3,295 for the year ended December 31, 2012.

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and Exchange Act of 1934

Board of Directors
Elish & Elish, Inc.
Canonsburg, Pennsylvania

We have audited the financial statements of Elish & Elish, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 8, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.



Damratoski & Company PC
Certified Public Accountants

February 8, 2013

Elish & Elish, Inc.

Computations of Net Capital
and Aggregate Indebtedness

Year Ended
December 31, 2012

Net Capital:		
Total stockholder's equity	$	48,310
Deductions:		
Equipment and fixtures		315
Receivable from broker or dealers - other		10,479
Total non-allowable assets		10,794
Net Capital		37,516
Net Capital Requirements		5,000
Net Capital in Excess of Minimum Requirements	$	32,516
Aggregate Indebtedness	$	18,913
Ratio of Aggregate Indebtedness to Net Capital		.50

See Independent Auditor's Report.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	37,516
Audit Adjustments:		
		-
		-
Changes to Non-Allowable Assets:		
Receivable from brokers or dealers - other		10,479
		10,479
Net Capital Per Broker/Dealer's Unaudited Part II	$	47,995

Elish & Elish, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Year Ended
December 31, 2012

Elish & Elish, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Elish & Elish, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the financial statements of Elish & Elish, Inc. (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to in the preceding paragraph, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Damratoski & Company PC
Certified Public Accountants

February 8, 2013

Damratoski & Company PC

Corporate One West
Suite 350
1195 Washington Pike
Bridgeville, PA 15017

412.257.2882
412.257.2888 Fax
www.damratoski.com

Certified
Public Accountants

D A M R A T O S K I